Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a holding company incorporated as an exempted company on July 8, 2021 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through HUHU China, HUHU Japan, HUHU USA, HUHU Deutschland and HUHU Singapore. HUHU China, HUHU Japan, HUHU USA, HUHU Deutschland and HUHU Singapore are professional system integration providers to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries.

The Company currently generates most of its revenues from system integration projects, which represented 84.6% and 95.7% of total revenue for the six months ended June 30, 2026 and 2025, respectively. We also generate revenue from product sales, which represented 15.4% and 4.3% of our revenue for the six months ended June 30, 2026 and 2025, respectively. For the six months ended June 30, 2026 and 2025, our total revenues were approximately $10.7 million and $9.8 million, respectively.

Trends and Key Factors that Affect Operating Results

HUHU China currently derives a majority of its revenues from the system integration projects. Approximately 10% of the integration projects are long-term projects, which mainly include gas monitoring system, heat insulation system and facility monitoring and management system, and 90% are short-term contracts that are mainly supplemental contracts of long-term contracts. HUHU China intends to continually enhance the services and cross-sell new services to existing customers and acquire new customers by increasing market penetration with a deeper market coverage and broader geographical reach. HUHU China’s construction enterprise qualification is first-class and well recognized by clients. Maintaining and enhancing the recognition, image and acceptance of our brand are important to HUHU China’s ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

HUHU China intends to expand the scope of services to the existing customers and acquire new customers by continually making significant investments in R&D. We plan to use 50% of our proceeds from IPO to construct a 5,000 square meter R&D plant in Xinwu District Wuxi City of Jiangsu Province, PRC and purchase equipment for production of equipment for gas supply systems. For the six months ended June 30, 2026 and 2025 we incurred R&D expense of $206,920 and $520,479, respectively. We will continue to improve upon and expand our production and products offerings through our research and development and technology innovations in order to deliver innovative products. We expect our research and development spending to stay above the amounts from the past years. Our business is closely related to the software and semiconductor industry, which is now experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products becoming obsolete at sudden and unpredictable intervals. We monitor a number of financial and non-financial key business metrics to evaluate on a regular basis business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We believe that some of the most important measures include gross margin, operating margin, net income (loss) as well as the non-financial key metrics discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts for our system integration projects

We monitor the number of contracts with customers for our system integration projects. The number of contracts will directly impact our results of operations, including revenues and gross margins for the foreseeable future. For the six months ended June 30, 2026, we completed 104 system integration projects, which decreased from 220 projects for the six months ended June 30, 2025.

Average contract price for our system integration projects

We monitor the average contract price for our system integration projects, which impacts our future revenues and gross margins. Our average contract price increased from $42,727 for the six months ended June 30, 2025 to $86,719 for the six months ended June 30, 2026. The average contract price is affected by number of new clients obtained, large contracts completed, and different clients customized needs. It varies across the presented financial periods.

Expansion of our geographic coverage

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including competitive dynamics in our targeted new geographical markets in Japan. We intend to expand our marketing and sales team with a focus on increasing sales in targeted geographies and customer segments. HUHU Japan started operation in July 2022. For the six months ended June 30, 2026 and 2025, HUHU Japan provided services to 8 and 17 clients, and completed 8 and 155 projects, respectively. For the six months ended June 30, 2026 and 2025, HUHU Japan contributed 18.8% and 60.9% of total revenue, respectively.

Results of Operations

For the six months ended June 30, 2026 and 2025

The following table summarizes the results of our operations for the six months ended June 30, 2026 and 2025, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended June 30,
	2026	2025	Change	% Change
REVENUES:
System integration projects	$9,018,758	$9,400,024	$(381,266)	(4.1)%
Product sales	1,646,508	417,448	1,229,060	294.4%
Total revenues	10,665,266	9,817,472	847,794	8.6%
COST OF REVENUES:
System integration projects	5,932,743	6,300,692	(367,949)	(5.8)%
Product sales	1,364,436	377,584	986,852	261.4%
Total cost of revenues	7,297,179	6,678,276	618,903	9.3%
GROSS PROFIT	3,368,087	3,139,196	228,891	7.3%
OPERATING EXPENSES:
Selling expenses	553,441	899,367	(345,926)	(38.5)%
General and administrative expenses	19,435,356	10,330,446	9,104,910	88.1%
Research and development expenses	206,920	520,479	(313,559)	(60.2)%
Total operating expenses	20,195,717	11,750,292	8,445,425	71.9%
Loss from operations	(16,827,630)	(8,611,096)	(8,216,534)	95.4%
OTHER INCOME (EXPENSES):
Interest income	14,127	6,736	7,391	109.7%
Interest expense	(87,511)	(64,246)	(23,265)	36.2%
Other income, net	68,973	2,051	66,922	3,262.9%
Total other expenses, net	(4,411)	(55,459)	51,048	(92.0)%
LOSS BEFORE INCOME TAXES	(16,832,041)	(8,666,555)	(8,165,486)	94.2%
(Benefit) provision for income taxes	(180,361)	64,686	(245,047)	(378.8)%
NET LOSS	$(16,651,680)	$(8,731,241)	$(7,920,439)	90.7%

Revenues

We derive revenues from two sources: (1) system integration projects, and (2) product sales.

The Company is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for optoelectronic, semiconductor, telecom and logistic industries. For the six months ended June 30, 2026, our total revenue was approximately $10.7 million as compared to $9.8 million for the six months ended June 30, 2025. The Company’s total revenue increased by approximately $0.9 million, or 8.6%. The overall increase in total revenue was primarily attributable to a $1.2 million increase in revenue from product sales.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. Most of our system integration project contracts are short term contracts. Our system integration project contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on customers’ specific needs which requires significant customization. Revenue is recognized over the contract time using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion.

For the six months ended June 30, 2026, revenue from system integration projects was approximately $9.0 million as compared to $9.4 million, for the six months ended June 30, 2025, representing a decrease of $0.4 million or 4.1%. This decrease was primarily driven by a strategic contraction of our operations in the Japanese market, which was partially offset by our expansion into new markets in the U.S. and Germany. However, projects in these newly entered regions remained in the initial roll-out phase and did not contribute significant volume during the six months ended June 30, 2026. The number of contracts we completed were 104 and 220 for the six months ended June 30, 2026 and 2025, respectively. The average contract price increased from $42,727 for the six months ended June 30, 2025 to $86,719 for the six months ended June 30, 2026.

Revenue from product sales

Revenues from product sales are recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligations after the acceptance.

For the six months ended June 30, 2026, our product sales were approximately $1.6 million as compared to $0.4 million for the six months ended June 30, 2025. The increase of product sales revenue was due to increase in product needs along with system integration projects in the six months ended June 30, 2026.

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, material costs and compensation expenses for our professionals. Our total cost of revenues increased by approximately $0.6 million or 9.3% from approximately $6.7 million for the six months ended June 30, 2025 to approximately $7.3 million for the six months ended June 30, 2026.

Cost of system integration projects decreased by approximately $0.4 million or 5.8% from approximately $6.3 million for the six months ended June 30, 2025 to approximately $5.9 million for the six months ended June 30, 2026. The decrease was consistent with the decrease of the revenue from system integration projects.

Cost of product sales increased by approximately $1.0 million from $0.4 million for the six months ended June 30, 2025 to approximately $1.4 million for the six months ended June 30, 2026. The increase was consistent with the increase of the revenue from product sales.

Gross profit

	For the six months ended June 30,
	2026		2025
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change	% of Change
System integration projects	$3,086,015	34.2%	$3,099,332	33.0%	$(13,317)	(0.4)%
Product sales	282,072	17.1%	39,864	9.5%	242,208	607.6%
Total gross profit	$3,368,087	31.6%	$3,139,196	32.0%	$228,891	7.3%

Our gross profit increased by approximately $0.2 million or 7.3% from approximately $3.1 million for the six months ended June 30, 2025 to approximately $3.4 million for the six months ended June 30, 2026. Gross margin as a percentage of overall revenue for the six months ended June 30, 2026 and 2025 was 31.6% and 32.0%, respectively.

Gross profit for system integration projects stayed at approximately $3.1 million for the six months ended June 30, 2026 and 2025. Gross profit margin for the six months ended June 30, 2026 and 2025 was 34.2% and 33.0%, respectively. The decrease of the gross margin for the six months ended June 30, 2026 was a result of reducing engineering outsourcing.

Gross profit for product sales increased from $0.04 million for the six months ended June 30, 2025 to $0.3 million for the six months ended June 30, 2026. Gross profit margin for the six months ended June 30, 2026 and 2025 was 17.1% and 9.5%, respectively. Gross profit margin for product sales depended on the type of hardware customer needed in the process of system integration projects.

Operating Expenses

	For the six months ended June 30,
	2026	2025	Change	% Change
OPERATING EXPENSES:
Selling expenses	$553,441	$899,367	$(345,926)	(38.5)%
General and administrative expenses	19,435,356	10,330,446	9,104,910	88.1%
Research and development expenses	206,920	520,479	(313,559)	(60.2)%
Total operating expenses	$20,195,717	$11,750,292	$8,445,425	71.9%

Our operating expenses consist of selling, general and administrative and R&D expenses. Operating expenses increased by approximately $8.4 million or 71.9%, from approximately $11.8 million for the six months ended June 30, 2025 to approximately $20.2 million for the six months ended June 30, 2026. The increase in our operating expenses was primarily due to the increases in general and administrative expenses of approximately $9.1 million.

Selling expenses primarily consisted of promotional fees, advertising expenses, travel, salary and compensation expenses relating to our sales personnel and other expenses relating to our sales activities. Selling expenses decreased by approximately $0.3 million or 38.5% from approximately $0.9 million for the six months ended June 30, 2025 to approximately $0.6 million for the six months ended June 30, 2026 mainly due to a decrease in advertising expenses of approximately $0.4 million, partially offset by an increase in office expenses of approximately $0.1 million.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, impairment losses, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $9.1 million or 88.1% from approximately $10.3 million for the six months ended June 30, 2025 to approximately $19.4 million for the six months ended June 30, 2026. The significant increase in G&A expenses was contributed by (i) an approximately $5.2 million increase in share-based compensation, (ii) an approximately $2.0 million increase in impairment losses, (iii) an approximately $1.8 million increase in consulting and audit fees. On November 28, 2024, the Board of Directors approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which allowed for issuance of up to 2,000,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.  On January 13, 2025, the Company issued 2,000,000 ordinary shares under 2024 Equity Incentive Plan. The fair value of the shares issued amounted to $8,800,000 based on a $4.4 share price on the approval date. In November 2025, the Board of Directors approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which allowed for issuance of up to 2,300,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company. On January 13, 2026, the Company issued 1,390,000 ordinary shares under 2025 Equity Incentive Plan. The fair value of the shares issued amounted to $13,872,200 based on a $9.98 share price on the approval date.

R&D expenses primarily consisted of materials, compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses decreased by approximately $0.3 million or 60.2% from approximately $0.5 million for the six months ended June 30, 2025 to approximately $0.2 million for the six months ended June 30, 2026, representing 1.9% and 5.3% of our total revenues for the six months ended June 30, 2026 and 2025, respectively. The decrease was due to (i) a decrease of approximately $0.2 million in salary and social welfare expenses due to decreased headcount, and (ii) a decrease of approximately $0.1 million in other expenses.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense and other income. Our net other expense decreased from approximately $55,000 for the six months ended June 30, 2025 to approximately $4,400 for the six months ended June 30, 2026. The change was mainly due to a decrease of approximately $50,000 in exchange loss, an increase of approximately $30,000 in warehouse rent income, partially offset by an increase of approximately $23,000 in interest expense.

Income tax (benefit) provision

Income tax benefit was $180,361 for the six months ended June 30, 2026, compared to an income tax provision of $64,686 for the six months ended June 30, 2025. Under the EIT Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from taxable income since January 1, 2021 and HUHU China obtained the “high-tech enterprise” tax status in June 2023, and renewed in December 2025. The new certificate is valid for three years and expires in December 2028. Under Japanese tax laws, the Company’s subsidiary in Japan is mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 31.9% for the six months ended June 30, 2026. Under Germany tax laws, HUHU Deutschland is subject to a statutory income tax rate at 15.825% if revenue is generated in Germany. Under Singapore tax laws, subsidiary in Singapore is subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends. HUHU USA is subject to 21% federal corporate income tax and a 4.9% Arizona state income tax.

Net loss

As a result of reasons and circumstances discussed above, our net loss increased 90.7%, or approximately $7.9 million, from approximately $8.7 million for the six months ended June 30, 2025 to approximately $16.7 million for the six months ended June 30, 2026.

 Liquidity and Capital Resources

Substantially all of our operations are conducted in China and Japan. Majority of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange managements regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange management regulations on converting RMB into U.S. dollars. As of June 30, 2026, the aggregate amount of cash in banks of $755,784 was held at major financial institutions in the PRC. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of June 30, 2026, the aggregate amount of cash in banks of $1,882,679 was held at major financial institutions in Japan. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank. As of June 30, 2026 and December 31, 2025, the Company had $358,151 and $99,572 in bank accounts in USA. Cash balances in bank accounts in USA are insured pursuant to the Federal Deposit Insurance Act. Under the Federal Deposit Insurance Act in USA, the maximum amount of protection is USD 0.25 million per customer within one bank. As of June 30, 2026 and December 31, 2025, the Company had $501,843 and $56,232 in bank accounts in Germany. Cash balances in bank accounts in Germany are insured pursuant to the Einlagensicherungsgesetz (EinSiG). Under the EinSiG in Germany, the maximum amount of protection is EUR 0.1 million (approximately $117,000) per customer within one bank. As of June 30, 2026 and December 31, 2025, the Company had $45,569 and $80,950 in bank accounts in Singapore. Cash balances in bank accounts in Singapore are insured pursuant to the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011. Under the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011 in Singapore, the maximum amount of protection is SGD 0.1 million (approximately $78,000) per customer within one bank. As a result, balance in bank that not covered by Deposit Insurance Act were $2,241,771 and $3,759,538 as of June 30, 2026 and December 31, 2025, respectively.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and capital contributions from shareholders. As of June 30, 2026, we had working capital of approximately $4.2 million. For the six months ended June 30, 2026, we generated net loss of approximately $16.7 million. The Company’s cash used in operations amounted to approximately $3.4 million for the six months ended June 30, 2026. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2026, we had unrestricted cash of approximately $3.6 million. As of June 30, 2026 our bank loan balance was approximately $4.5 million, we expect to renew most of our bank loans based on good credit history.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through HUHU China and HUHU Japan. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries. HUHU China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are required to set aside at least 10% of their after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiaries out of China is subject to examination by the banks designated by SAFE. Our subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from HUHU China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes. When HUHU Japan pays dividends to its parent company in Cayman, it is subject to restrictions under the Japanese Corporate Law.

The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this annual report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and/or access to short term bank loans, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the six months ended June 30, 2026 and 2025

The following summarizes the key components of our cash flows for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(3,356,697)	$(523,403)
Net cash used in investing activities	(56,155)	(98,901)
Net cash provided by (used in) financing activities	2,256,274	(43,326)
Effect of exchange rate change on cash	5,365	378,523
Net decrease in cash	$(1,151,213)	$(287,107)

Operating Activities

Net cash used in operating activities was approximately $3.4 million for the six months ended June 30, 2026, which mainly consisted of approximately $16.7 million of net loss, adjustment of $15.8 million non-cash items, and changes in working capital, which primarily comprised of an increase in accounts receivable of approximately $3.5 million due to the increase in revenue, an increase in prepayments and other assets of approximately $0.1 million, a decrease in accounts payables of approximately $1.0 million due to payment of goods, a decrease in operating leases payable of approximately $0.1 million, offset by a decrease in accounts receivable-related party of approximately $0.5 million, a decrease in note receivable of approximately $0.1 million, a decrease in inventories of approximately $0.5 million as the inventory has been used for the engineering project, a decrease in advance to vendors of approximately $0.2 million, an increase in advance from customers of approximately $0.8 million and an increase in taxes payable of approximately $0.3 million.

Net cash used in operating activities was approximately $0.5 million for the six months ended June 30, 2025, which mainly consisted of approximately $8.7 million of net loss, adjustment of $8.9 million non-cash items, and changes in working capital, which primarily comprised of an increase in accounts receivable of approximately $1.4 million and an increase in accounts receivable related party of approximately $0.9 million due to increase in revenue, an increase in advance to vendors of approximately $0.2 million due to more projects, an increase in prepayments and other assets of approximately $0.1 million and a decrease in taxes payable of approximately $0.2 million, offset by an increase in accrued expenses and other liabilities of approximately $0.6 million, an increase in advance from customers of approximately $0.6 million due to more projects, an increase in accounts payables of approximately $0.5 million, a decrease in inventories of approximately $0.2 million and a decrease in note receivable of approximately $0.2 million.

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the six months ended June 30, 2026, mainly consisting of payment for short-term investment.

Net cash used in investing activities was approximately $0.1 million for the six months ended June 30, 2025, mainly consisting of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was approximately $2.3 million for the six months ended June 30, 2026, which consisted of advances from related parties of approximately $0.8 million, proceeds from private placement of approximately $3.0 million and proceeds from bank loans of approximately $1.7 million, offset by repayment to third parties of approximately $0.5 million and repayment of bank loans of approximately $2.8 million.

 Net cash used in financing activities was approximately $0.04 million for the six months ended June 30, 2025, which consisted of loan proceeds from a third party of approximately $0.5 million, advances from related parties of approximately $0.3 million and proceeds from bank loans of approximately $7.8 million, offset by repayment of notes payable of approximately $0.6 million and repayment of bank loans of approximately $8.0 million.

Capital Expenditures

The Company made capital expenditures of approximately nil and $0.1 million for the six months ended June 30, 2026 and 2025, respectively. In these periods, our capital expenditures were mainly used for purchases of property, intangible assets and equipment in connection with our expansion in Japan. The Company will continue to make capital expenditures to meet the expected growth of its business.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended June 30, 2026 and 2025 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and development, patents and licenses, etc.

See “Item 4. Information on the Company — Research and Development” and “Item 4. Information on the Company — Intellectual Property” of our annual report on Form 20-F for the fiscal year ended December 31, 2025 filed on XXX, 2026.

Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP. The preparation of these unaudited condensed consolidated financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included in this filing.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include allowance for credit loss, estimate of net realizable value of inventories and estimate of the extent of progress towards project completion in revenue recognition. We believe the following accounting estimates involve the most significant judgments used in the preparation of our unaudited condensed consolidated financial statements.

Allowance for Credit Losses

Effective January 1, 2023, the Company adopted ASC 326, adopting a forward-looking “expected credit loss” model. We estimate the allowance for credit losses by analyzing the aging of accounts receivable, reviewing customer-specific collectability, and incorporating current conditions and reasonable, supportable forecasts regarding future economic environments. Because this assessment requires significant management judgment regarding future customer solvency and macroeconomic trends—factors that can change rapidly—the actual credit losses may differ from our estimates. Although the adoption of this standard did not have a material impact, the valuation of our allowance remains a critical estimate.

Estimate of Net Realizable Value of Inventories

We value inventories at the lower of weighted average cost or net realizable value (“NRV”). NRV represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. This estimation process requires significant management judgment regarding future market demand, customer preferences, and price competition. We regularly evaluate the carrying value of our inventory by considering factors such as historical sales patterns, current market conditions, and projected future demand. If actual market conditions are less favorable than those projected by management, additional inventory valuation allowances may be required. As of June 30, 2026 and December 31, 2025, our assessment indicated that the NRV exceeded the cost for all inventory items, resulting in a valuation allowance of nil for both periods.

Estimate of the extent of progress towards project completion in revenue recognition

The Company recognizes revenue for system integration projects over time based on the extent of progress toward completion, which requires management to make significant estimates regarding total costs to be incurred under fixed-price contracts. These estimates are developed through a collaborative process involving engineering, project management, and financial personnel, and include projections for direct materials, labor, and applicable indirect costs. Because these projects are highly customized and can span up to three years, the estimation of costs at completion is a critical judgment. Management conducts monthly reviews of project schedules, technical milestones, and performance to update these estimates. Revisions to the estimated total costs are recognized in the period they are identified, and such adjustments may impact the amount of revenue recognized for performance completed in prior periods.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our unaudited condensed Consolidated Financial Statements.